UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5) *

Meritage Hospitality Group Inc., a Michigan corporation
(Name of Issuer)

Common Shares, $.01 par value
(Title of Class of Securities)

     59000K 10 1
(CUSIP Number)

Robert E. Schermer, Sr.
c/o Robert W. Baird & Co. Incorporated
333 Bridge Street, N.W., Suite 1000
Grand Rapids, Michigan 49504
                                      (616) 459-4491
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                              September 20, 2004
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

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CUSIP NO.  59000K 10 1             Schedule 13D                Page 2 of 5 Pages
----------------------                                         -----------------

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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer, Sr.

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]

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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                              [ ]

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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
---- ---------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                     813,978
        NUMBER           -------------------------------------------------------
       OF SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                          8,500
       BY EACH           -------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                     813,978
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                       8,500
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         822,478
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
-------- -----------------------------------------------------------------------

----------------------                                         -----------------
CUSIP NO.  59000K 10 1             Schedule 13D                Page 3 of 5 Pages
----------------------                                         -----------------

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   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Schermer Revocable Living Trust U/A Dated 4/28/97

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
---- ---------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                     723,431
        NUMBER           -------------------------------------------------------
       OF SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
        OWNED                        -0-
       BY EACH           -------------------------------------------------------
      REPORTING             9     SOLE DISPOSITIVE POWER
     PERSON WITH
                                     723,431
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         723,431
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         13.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         OO
-------- -----------------------------------------------------------------------

This Schedule 13D as previously filed is amended in Items 1, 2, 3, 4 and 5 by adding the material below.

Item 1.   Security and Issuer.

         This filing relates to the shares of beneficial interest, par value $0.01 per share, of Meritage Hospitality Group, Inc., a Michigan corporation. Meritage’s principal executive offices are located at 1971 East Beltline Ave., N.E., Suite 200, Grand Rapids, Michigan 49525.

Item 2.   Identity and Background.

         The identity and background information as to Mr. Schermer is unchanged. The following information is applicable to the Robert E. Schermer Revocable Trust U/A Dated 4/28/97 (the "Trust"):

(a)	Robert E. Schermer Revocable Living Trust U/A Dated 4/28/97.

(b)	c/o Robert W. Baird & Co. Incorporated, 333 Bridge Street, N.W., Suite 1000, Grand Rapids, Michigan 49504.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Michigan.

Item 3.   Source and Amount of Funds or Other Consideration.

         Mr. Schermer gifted 723,431 common shares to the Trust, of which Mr. Schermer is the sole trustee, for no consideration.

Item 4.   Purpose of Transaction.

         Mr. Schermer transferred the common shares to the Trust in connection with estate planning and other related purposes.

Item 5.   Interest in Securities of the Issuer.

(a)

Mr. Schermer directly owns 59,797 common shares, and holds options for 30,750 common shares pursuant to Meritage’s 1996 Directors’ Share Option Plan, 2001 Directors’ Share Option Plan and 2004 Director’s Share Equity Plan which are immediately exercisable. As sole trustee for the Trust, Mr. Schermer also indirectly owns 723,421 common shares. Mr. Schermer beneficially owns, in the aggregate, 15.6% of Meritage’s common shares, while the Trust beneficially owns, in the aggregate, 13.8% of Meritage’s common shares. See also pages 2 and 3, nos. 11 and 13.

(b)	See pages 2 and 3, nos. 7, 8, 9 and 10. The 8,500 shares identified on page 2 in nos. 8 and 10 are owned by Mr. Schermer’s spouse.

Page 4 of 5 Pages

(c)	In the past 60 days, the following transactions involving Mr. Schermer occurred:

Robert E. Schermer, Sr.:

On August 30, 2004, Mr. Schermer acquired 197 newly issued common shares as compensation due to Mr. Schermer pursuant to Meritage’s 1999 Directors’ Compensation Plan. The shares were valued at $5.082 per share, which was based on the average of the closing sales price on the five trading days before the end of the third fiscal quarter.

September 20, 2004, Mr. Schermer gifted 723,431 common shares to the Trust for no consideration.

Robert E. Schermer Revocable Living Trust U/A Dated 4/28/97: On September 20, 2004, the Trust was granted 723,431 common shares from Mr. Schermer, who also serves as the sole trustee of the Trust.

SIGNATURES

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   September 20, 2004

/s/Robert E. Schermer, Sr. —————————————— Robert E. Schermer, Sr.

/s/Robert E. Schermer, Sr. —————————————— Robert E. Schermer as Trustee for the Robert E. Schermer Revocable Living Trust U/A Dated 4/28/97

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